UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

________________

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

February 3, 2011

________________

        NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

Novo Allé
DK- 2880, Bagsvaerd
Denmark
(Address of principal executive offices)

________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

Company Announcement

3 February 2011

Trading in Novo Nordisk shares by board members, executives and associated persons on 2 February 2011

In accordance with Section 28a of the Danish Securities Trading Act, Novo Nordisk is required on a daily basis to publish trading in Novo Nordisk shares by the company’s board members, executives and their associated persons as reported by those persons to Novo Nordisk.

As from 2004, members of Novo Nordisk's Executive Management and other members of the Senior Management Board have participated in a long-term share-based incentive programme where a proportion of the calculated shareholder value creation has been allocated to a joint pool for the participants. For 2007, 166,292 shares were allocated to the joint pool and the market value of the scheme was expensed in the accounts for 2007. In accordance with the principles of the programme, the Board of Directors of Novo Nordisk A/S on 1 February 2011 evaluated that the conditions for release of the joint pool of shares have been fulfilled. Accordingly, the shares in the joint pool were transferred to 28 current and former members of senior management on 2 February 2011.

In addition members of Executive management have purchased shares under a general employee share programme where all employees in Novo Nordisk A/S and certain Danish affiliates have been offered to buy up to 50 shares at a price of DKK 275 per share. The binding offer to the employees was made on 2 February 2011, and the period in which the employees can accept the offer is 2-16 February 2011. Shares purchased under the programme will be locked up until the end of 2016.

Please find below a statement of such trading in shares issued by Novo Nordisk.

Company Announcement no 04 / 2011				Page 1 of 10

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR Number: 24256790

Name	Lars Rebien Sørensen
Reason for reporting	Chief Executive Officer
Financial instrument and ID code	Novo Nordisk B DK006010261
Type of transaction	Other transaction (transfer of shares in accordance with long-term incentive programme)
Date of transaction	2 February 2011
Place of transaction	NASDAQ OMX Copenhagen
Volume of transaction	14,851 Shares
Total value of transaction	0 (transferred in accordance with the long-term incentive programme for 2007)

Name	Lars Rebien Sørensen
Reason for reporting	Chief Executive Officer
Financial instrument and ID code	Novo Nordisk B DK006010261
Type of transaction	Purchase of shares under a general employee share program
Date of transaction	2 February 2011
Place of transaction	NASDAQ OMX Copenhagen
Volume of transaction	50 shares
Total value of transaction	DKK 13,750

Company Announcement no 04 / 2011				Page 2 of 10

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR Number: 24256790

Name	Lars Rebien Sørensen
Reason for reporting	Chief Executive Officer
Financial instrument and ID code	Novo Nordisk B DK006010261
Type of transaction	Sale of shares
Date of transaction	2 February 2011
Place of transaction	NASDAQ OMX Copenhagen
Volume of transaction	9,851 shares
Total value of transaction	DKK 5,994,093

Name	Jesper Brandgaard
Reason for reporting	Chief Financial Officer
Financial instrument and ID code	Novo Nordisk B DK006010261
Type of transaction	Other transaction (transfer of shares in accordance with long-term incentive programme)
Date of transaction	2 February 2011
Place of transaction	NASDAQ OMX Copenhagen
Volume of transaction	9,893 Shares
Total value of transaction	0 (transferred in accordance with the long-term incentive programme for 2007)

Company Announcement no 04 / 2011				Page 3 of 10

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR Number: 24256790

Name	Jesper Brandgaard
Reason for reporting	Chief Financial Officer
Financial instrument and ID code	Novo Nordisk B DK006010261
Type of transaction	Purchase of shares under a general employee share program
Date of transaction	2 February 2011
Place of transaction	NASDAQ OMX Copenhagen
Volume of transaction	50 shares
Total value of transaction	DKK 13,750

Name	Jesper Brandgaard
Reason for reporting	Chief Financial Officer
Financial instrument and ID code	Novo Nordisk B DK006010261
Type of transaction	Sale of shares
Date of transaction	2 February 2011
Place of transaction	NASDAQ OMX Copenhagen
Volume of transaction	5,500 shares
Total value of transaction	DKK 3,346,541

Company Announcement no 04 / 2011				Page 4 of 10

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR Number: 24256790

Name	Lise Kingo
Reason for reporting	Chief Staff Officer
Financial instrument and ID code	Novo Nordisk B DK006010261
Type of transaction	Other transaction (transfer of shares in accordance with long-term incentive programme)
Date of transaction	2 February 2011
Place of transaction	NASDAQ OMX Copenhagen
Volume of transaction	9,893 Shares
Total value of transaction	0 (transferred in accordance with the long-term incentive programme for 2007)

Name	Lise Kingo
Reason for reporting	Chief Staff Officer
Financial instrument and ID code	Novo Nordisk B DK006010261
Type of transaction	Purchase of shares under a general employee share program
Date of transaction	2 February 2011
Place of transaction	NASDAQ OMX Copenhagen
Volume of transaction	50 shares
Total value of transaction	DKK 13,750

Company Announcement no 04 / 2011				Page 5 of 10

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR Number: 24256790

Name	Lise Kingo
Reason for reporting	Chief Staff Officer
Financial instrument and ID code	Novo Nordisk B DK006010261
Type of transaction	Sale of shares
Date of transaction	2 February 2011
Place of transaction	NASDAQ OMX Copenhagen
Volume of transaction	9,893 shares
Total value of transaction	DKK 6,019,515

Name	Kåre Schultz
Reason for reporting	Chief Operating Officer
Financial instrument and ID code	Novo Nordisk B DK006010261
Type of transaction	Other transaction (transfer of shares in accordance with long-term incentive programme)
Date of transaction	2 February 2011
Place of transaction	NASDAQ OMX Copenhagen
Volume of transaction	9,893 Shares
Total value of transaction	0 (transferred in accordance with the long-term incentive programme for 2007)

Company Announcement no 04 / 2011				Page 6 of 10

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR Number: 24256790

Name	Kåre Schultz
Reason for reporting	Chief Operating Officer
Financial instrument and ID code	Novo Nordisk B DK006010261
Type of transaction	Purchase of shares under a general employee share program
Date of transaction	2 February 2011
Place of transaction	NASDAQ OMX Copenhagen
Volume of transaction	50 shares
Total value of transaction	DKK 13,750

Name	Mads Krogsgaard Thomsen
Reason for reporting	Chief Science officer
Financial instrument and ID code	Novo Nordisk B DK006010261
Type of transaction	Other transaction (transfer of shares in accordance with long-term incentive programme)
Date of transaction	2 February 2011
Place of transaction	NASDAQ OMX Copenhagen
Volume of transaction	9,893 Shares
Total value of transaction	0 (transferred in accordance with the long-term incentive programme for 2007)

Company Announcement no 04 / 2011				Page 7 of 10

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR Number: 24256790

Name	Mads Krogsgaard Thomsen
Reason for reporting	Chief Science Officer
Financial instrument and ID code	Novo Nordisk B DK006010261
Type of transaction	Purchase of shares under a general employee share program
Date of transaction	2 February 2011
Place of transaction	NASDAQ OMX Copenhagen
Volume of transaction	50 shares
Total value of transaction	DKK 13,750

Name	Mads Krogsgaard Thomsen
Reason for reporting	Chief Science Officer
Financial instrument and ID code	Novo Nordisk B DK006010261
Type of transaction	Sale of shares
Date of transaction	2 February 2011
Place of transaction	NASDAQ OMX Copenhagen
Volume of transaction	8,000 shares
Total value of transaction	DKK 4,867,696

Definitions and background information:

Publication

Publication shall take place the day after Novo Nordisk receives sufficient information on the trading. Publication is only required when the total amount of transactions of a specific board member/executive and his/her associated persons in any one calendar year has reached 5,000 euros.

Company Announcement no 04 / 2011				Page 8 of 10

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR Number: 24256790

Who are board members, executives and associated persons?

Board members and executives are members of the Board of Directors and Executive Management, respectively, of Novo Nordisk A/S. Associated persons are defined as the following persons associated to a board member/executive: 1) spouse or cohabitant, 2) children under the age of 18 years, 3) relatives defined as brothers, sisters, parents, grandparents etc, children, grandchildren etc who have shared the same household with a board member/executive for at least one year, and 4) any legal person, including a company, a foundation or a partnership, which is controlled directly or indirectly by a board member/executive and/or a person mentioned in 1)–3), or to which a board member/executive and/or a person mentioned in 1)–3) has managerial responsibilities or economic interests substantially equivalent to the legal person.

What is trading/transaction?

Trading is any kind of transaction, including shares purchased or otherwise acquired, shares sold or otherwise disposed, gifts, mortgages and grants and exercise of options, but not heritage.

What is financial instrument and ID code?

Financial instrument includes shares listed on the NASDAQ OMX Copenhagen and ADRs listed on New York Stock Exchange, except for ADRs held in 401(k) retirement plan by US-based employees. The ID code is the code (ISIN DK006010261) of the Novo Nordisk share on the NASDAQ OMX Copenhagen or the code (NVO) on New York Stock Exchange.

What is date and place of transaction?

Date of transaction is the actual transaction date. The place of transaction is the actual place of transaction, ie NASDAQ OMX Copenhagen or New York Stock Exchange.

What is volume and value of transaction?

The volume of transaction is the number of shares (of DKK 1 nominal value) or other financial instruments traded. The transaction value is the number of shares traded multiplied by the transaction price. The exchange rate of the Danish Central Bank (Nationalbanken) on the date of transaction is used for calculating the transaction value in DKK in case of ADRs listed on New York Stock Exchange.

Novo Nordisk is a global healthcare company with 88 years of innovation and leadership in diabetes care. The company also has leading positions within haemophilia care, growth hormone therapy and hormone replacement therapy. Headquartered in Denmark, Novo Nordisk employs approximately 30,100 employees in 76 countries, and markets its products in 179 countries. Novo Nordisk’s B shares are listed on the NASDAQ OMX Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com.

Company Announcement no 04 / 2011				Page 9 of 10

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR Number: 24256790

For further information please contact:

Media:	Investors:

Anne Margrethe Hauge Tel: (+45) 4442 3450 amhg@novonordisk.com	Klaus Bülow Davidsen Tel: (+45) 4442 3176 klda@novonordisk.com

Kasper Roseeuw Poulsen Tel: (+45) 4442 4471 krop@novonordisk.com

Jannick Lindegaard Tel: (+45) 4442 4765 jlis@novonordisk.com

In North America: Ken Inchausti Tel: (+1) 609 514 8316 kiau@novonordisk.com	In North America: Hans Rommer Tel: (+1) 609 919 7937 hrmm@novonordisk.com

Company Announcement no 04 / 2011				Page 10 of 10

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR Number: 24256790

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: February 3, 2011	NOVO NORDISK A/S Lars Rebien Sørensen, President and Chief Executive Officer